June 20, 2011

BY EDGAR AND BY FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Wray

                 Mark P. Shuman

Re:	Delta Tucker Holdings, Inc. and DynCorp International Inc.
Registration Statement on Form S-4 (File No. 333-173746), as amended

Dear Ms. Wray:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Delta Tucker Holdings, Inc., a Delaware corporation, hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 3:00 p.m. (EDT) on Tuesday, June 21, 2011 or as soon thereafter as practicable.

Very truly yours,

DELTA TUCKER HOLDINGS, INC.

By:	/s/ William T. Kansky
Name: William T. Kansky Title: Senior Vice President and Chief Financial Officer